CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

August 24, 2009

Mr. Douglas Brown or
Mr. Michael Karney
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Amendment No. 7 to Registration Statement on Form S-1
        File No. 333-151085
        Filed August 21, 2009

Dear Mr. Brown or Mr. Karney:

In response to your letter of August 11, 2009, regarding the above-referenced filing, we herewith respectfully provide the following response:

Distribution of Shares of Registrant by Magellan Global Fund, LP

1.  As to the transaction identified in your Comment 1, the Company hereby states that the distribution of shares from those purchased by Magellan Global Fund, LP (“Magellan”) and then subsequently transferred to Orinda Advisors, LLC (“Orinda”) and Messrs Renken, Lahanas and Orfanos  and others have been rescinded and the shares have been returned to Magellan,  as of April 14, 2009.  The Company as stated originally relied on Section 4(2) Securities Act of 1933 but as a result of the rescission of the distribution of Shares from Magellan as stated originally in Amendment No. 6 to Registration Statement on Form S-1 filed on August 9, 2009, the Company has amended this statement on pages 33 and 51 to claim the exemption provided by Regulation D under the Securities Act of 1993 as amended.

Thank you for your kind cooperation and assistance.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO